UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

salesforce.com, inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

79466L302

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 79466L302

1.	Names of Reporting Persons Marc Benioff
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 43,543,750 (1)
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 43,543,750 (1)
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 43,543,750 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 7.1% (2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes 40,850,000 shares of common stock held in The Marc R. Benioff Revocable Trust as of December 31, 2013. Also includes options to purchase 2,693,750 shares of common stock exercisable within 60 days of December 31, 2013. All share numbers presented in this Schedule have been adjusted to reflect the four-for-one stock split of the common stock through a stock dividend which occurred in April 2013.
(2)	Based on 609,483,464 shares of common stock outstanding as of December 31, 2013.

Item 1.

(a)	Name of Issuer:

salesforce.com, inc.

(b)	Address of Issuer’s Principal Executive Offices

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

Item 2.

(a)	Name of Person Filing:

Marc Benioff

(b)	Address of Principal Business Office or, if none, Residence:

salesforce.com, inc.

The Landmark @ One Market, Suite 300

San Francisco, CA 94105

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

79466L302

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

43,543,750 (1)

(b)	Percent of class:

7.1% (2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

43,543,750 (1)

(ii)	Shared power to vote or to direct the vote

-0-

(iii)	Sole power to dispose or to direct the disposition of

43,543,750 (1)

(iv)	Shared power to dispose or to direct the disposition of

-0-

(1)	Includes 40,850,000 shares of common stock held in The Marc R. Benioff Revocable Trust as of December 31, 2013. Also includes options to purchase 2,693,750 shares of common stock exercisable within 60 days of December 31, 2013. All share numbers presented in this Schedule have been adjusted to reflect the four-for-one stock split of the common stock through a stock dividend which occurred in April 2013.
(2)	Based on 609,483,464 shares of common stock outstanding as of December 31, 2013.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2014

By:	/s/ Marc Benioff
Marc Benioff